UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
ForTrueFoodiesOnly Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> October 21, 2014

Physical address of issuer
41 Avenue de la Motte Picquet, 75005, Paris, France

Website of issuer
https://www.truefoodies.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

1

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
February 14, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$107,037	$124,965
Cash & Cash Equivalents	$16,730	$4,747
Accounts Receivable	$0	$0
Short-term Debt	$505,897	$343,904
Long-term Debt	$0	$0
Revenues/Sales	$5,143	$436
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(179,921)	$(187,867)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
DECEMBER 13, 2019

ForTrueFoodiesOnly Inc.





Up to $1,000,000 of Crowd Notes


ForTrueFoodiesOnly Inc. ("True Foodies", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 14, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by February 14, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 7, 2020 will be permitted to increase their subscription amount at any time on or before February 14, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 7, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 14, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.truefoodies.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/truefoodies

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of, and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ForTrueFoodiesOnly Inc. is a Delaware C-Corporation, formed on October 21, 2014. The Company is located at 41 Avenue de la Motte Picquet, 75005, Paris, France. The Company's website is https://www.truefoodies.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/truefoodies and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Minimum investment amount per investor	$1,000
Offering deadline	February 14, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12, and 14-16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the Company has incurred losses from inception of approximately $427,859 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

True Foodies faces competition from other companies in the online culinary education space. Existing companies that engage in the online cooking courses business or are within the culinary education space could introduce new or enhance existing products. If True Foodies is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact True Foodie's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for True Foodies to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the online cooking courses space. Additionally, the product may be in a market where customers will not have brand loyalty.

Currently, 25% of the Company's revenue is from the United States, which may exacerbate fluctuations in financial performance. The Company is subject to risks of doing business internationally, including but not limited to volatility in currency exchange rates. Fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies could impact the Company's expenses. At this time True Foodies does not, but we may in the future, enter into derivatives or other financial instruments to hedge foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on their results of operations.

The Company may not have accurately forecast demand for its product. The company may need to start closing a significant number of customers in order to reach their sales goals. This may be a very manual effort because of the low cost of their product and the freemium model in place at this time. There is the risk that the company will fail to execute on sales opportunities or not identify enough potential customers given their current success rate. The company may struggle to convert their pipeline into paying customers. The Company may find it difficult to grow its business or to survive if their actual market is smaller than expected.

True Foodies is targeting a new and unproven segment within the last-minute reservation market, which introduces unknowns, such as potential downward impacts to expected attach rates, retention rates, and customer adoption. The Company may struggle to increase their unit sales if restaurants fail to adopt the platform or are not willing to pay an adequate price for the service.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened. Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company must acquire or develop new products, evolve existing ones, address any bugs or errors, and adapt to technology change. Technological developments, client requirements, programming languages, and industry standards change frequently in the market it operates in. As a result, success in current markets and new markets will depend upon the Company's ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. The Company may not have sufficient resources to make the necessary product development investments. The Company may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. The Company may also experience technical or other difficulties in the integration of acquired technologies into its existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before the Company does, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company does not have an employment contract in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if its employees were to leave True Foodies, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's cash position is relatively weak. The Company currently has approximately $1,000 in cash balances as of November 14, 2019. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company is overdue on its 2018 tax filings, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition. The Company's has confirmed that notwithstanding the above, no tax is expected to be due.

The Company has participated in Related Party Transactions. Specifically, during the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. During the years ended December 31, 2018 and 2017, shareholders advanced funds of $25,437 and $14,585, respectively. At December 31, 2018 and 2017, the amount of shareholder advances outstanding is $160,061 and $134,624, respectively, and are recorded under 'Advances – related party' on the balance sheets.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $5,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than December 27, 2019 will be issued Tier 1 Notes, which have a valuation cap of $4,500,000. Investors that have their subscription received after December 27, 2019 will be issued Tier 2 Notes, which have a valuation cap of $5,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on the applicable valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 10%, or based on the applicable valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 76.47% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
True Foodies is an award-winning online platform with video cooking lessons, recipes, chefs, restaurant recommendations, wine, culinary news and content - everything for the true foodie and the culinary industry in one place.

Business Plan
We aim to disrupt the culinary education industry via technology-driven solutions to reach new customer bases. We are providing more affordable and more accessible high-quality cooking courses than currently exist. Other innovations will be: "Top Chef World Tour" by famous chefs around the world, each chef presents video lessons of 3 to 4 recipes from their kitchen; "Chef Chat" for student feedback; and live cooking events.

Video cooking courses are produced by Michelin starred chefs from the best culinary schools and restaurants in the world. They make for a highly scalable growth model. We are developing fully owned income-generating assets – video cooking classes – with long life and low up-front costs.
Already over 100 digital recipes from top global chefs are available on the platform as single recipes, by subscription or as Bite Books™ of 5 recipes. A great opportunity for chefs to get exposure and foodies to get insider knowledge and exclusive recipes.

"Table Tonight" last-minute cancellation saver lets restaurants send notifications with special offers to foodies nearby for a small fee to fill their empty tables. It saves restaurants from losing money on no-shows and gives foodies offers (a glass of champagne, 15% off) at restaurants they love. It is a win-win solution eliminating last-minute cancellation costs and offering valuable perks and extras.

We have built a trusted community of high-end consumers ready to spend on luxury goods and services and attractive for advertisers and partners.

Simply put True Foodies leverages multiple revenue streams by creating a culinary ecosystem benefiting all parties involved.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors

Litigation

Not Applicable.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product Development	45%	35%	35%
Operations	20%	30%	30%
Sales and Marketing	25%	25%	25%
G&A	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tadeusz Kolodziejczyk	Founder, Chairman of the Board, Chief Product Officer	True Foodies, Founder, Chairman of the Board, Chief Product Officer, March 2014-present: Corporate Strategy, Business Development, Product Development, Sales, Operations.
Joanne Carter	CMO	True Foodies, CMO, January 2016-present: Management, Marketing,

		Strategy, Sales, Operations, Business Development.

CAPITALIZATION AND OWNERSHIP
Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Antidilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	9,756,098	N/A	N/A	N/A	100%	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Promissory Note	Various Angels	$290,000	N/A	N/A	N/A	18 months	
Loan	Tadeusz Kolodziejczyk	$30,000	N/A	N/A	N/A	N/A	

Ownership
A majority of the Company is owned by one person. That person is Tadeusz Kolodziejczyk.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Tadeusz Kolodziejczyk	Common Stock	76.47%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
ForTrueFoodiesOnly Inc. ("the Company") was incorporated on October 21, 2014 under the laws of the State of Delaware, and is headquartered in Dover, Delaware. The Company has developed and markets a mobile phone application that provides access to virtual cooking classes, recipes developed by Michelin Star chefs, guides to local restaurants, and networking with other chefs and food enthusiasts.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,000 in cash on hand as of November 14, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Promissory Note	March 31, 2018	Regulation D	Convertible Note	$290,000	Development of the True Foodies app, Marketing, G&A, Ongoing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to the applicable valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the applicable valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. During the years ended December 31, 2018 and 2017, shareholders advanced funds of $25,437 and $14,585, respectively. At December 31, 2018 and 2017, the amount of shareholder advances outstanding is $160,061 and $134,624, respectively, and are recorded under 'Advances – related party' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tadeusz Kolodziejczyk
_____
(Signature)

Tadeusz Kolodziejczyk
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tadeusz Kolodziejczyk
_____
(Signature)

Tadeusz Kolodziejczyk
_____
(Name)

President
_____
(Title)

12/13/19
_____
(Date)

/s/Joanne Carter
_____
(Signature)

Joanne Carter
_____
(Name)

CMO
_____
(Title)

12/13/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



FORTRUEFOODIESONLY INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

FOR TRUE FOODIES ONLY INC.

Years Ended December 31, 2018 and 2017

Table of Contents



F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of ForTrueFoodiesOnly Inc.
Dover, Delaware

We have reviewed the accompanying financial statements of ForTrueFoodiesOnly Inc. ("the Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, lacks sufficient cash flows from operations, and relies on third party financing, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington
December 12, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

FORTRUEFOODIESONLY INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

		2018		2017
Assets				
Current assets				
Cash and cash equivalents	$	16,730	$	4,747
Total current assets		16,730		4,747
Intangible assets, net		90,307		120,218
Total assets	$	107,037	$	124,965
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	38,161	$	14,730
Accrued interest		17,675		4,550
Advances - related party		160,061		134,624
Convertible notes payable, net		290,000		190,000
Total current liabilities		505,897		343,904
Total liabilities		505,897		343,904
Stockholders' equity				
Common stock, 13,000,000 authorized and 9,756,098 shares issued and outstanding at December 31, 2018 and 2017		9,756		9,756
Additional paid-in capital		19,243		19,243
Accumulated deficit		(427,859)		(247,938)
Total stockholders' equity		(398,860)		(218,939)
Total liabilities and stockholders' equity	$	107,037	$	124,965

See accountants' review report and accompanying notes to the financial statements.

FORTRUEFOODIESONLY INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Revenue, net	$ 5,143	$ 436
Operating expenses		
Development and contractors	64,075	50,678
Amortization expense	29,911	29,337
Advertising and marketing	25,398	43,889
Occupancy costs	23,025	18,933
Hosting and data costs	12,664	11,300
General and administrative expenses	10,124	14,272
Travel	3,703	5,426
Professional fees	3,320	7,994
Office expenses	3,348	1,924
Total operating expenses	175,568	183,753
Loss from operations	(170,425)	(183,317)
Other income (expense)		
Interest expense	(13,125)	(4,550)
Crowdfunding income	3,629	-
Total other income (expense)	(9,496)	(4,550)
Net loss before income taxes	(179,921)	(187,867)
Provision for income taxes	-	-
Net loss	$ (179,921)	$ (187,867)

See accountants' review report and accompanying notes to the financial statements.

3

FORTRUEFOODIESONLY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2017 and 2016

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2016	9,463,415	$ 9,463	$ 18,036	$ (60,071)	$ (32,572)
Stock-based compensation	292,683	293	1,207		1,500
Net loss				(187,867)	(187,867)
Balance on December 31, 2017	9,756,098	9,756	19,243	(247,938)	(218,939)
Net loss				(179,921)	(179,921)
Balance on December 31, 2018	9,756,098	$ 9,756	$ 19,243	$ (427,859)	$ (398,860)

See accountants' review report and accompanying notes to the financial statements.

4

FORTRUEFOODIESONLY INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (179,921)	$ (187,867)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization expense	29,911	29,337
Stock-based compensation	-	1,500
Changes in operating assets and liabilities:		
Accounts payable	23,431	(5,010)
Accrued interest	13,125	4,550
Net cash used by operating activities	(113,454)	(157,490)
Cash flows from investing activities		
Payments for the development of intangible assets	-	(351)
Net cash used by investing activities	-	(351)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	100,000	140,000
Proceeds from related party advances	25,437	14,585
Net cash provided by financing activities	125,437	154,585
Net increase (decrease) in cash and cash equivalents	11,983	(3,256)
Cash and cash equivalents, beginning	4,747	8,003
Cash and cash equivalents, ending	$ 16,730	$ 4,747
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ForTrueFoodiesOnly Inc. ("the Company") was incorporated on October 21, 2014 under the laws of the State of Delaware, and is headquartered in Dover, Delaware. The Company has developed and markets a mobile phone application that provides access to virtual cooking classes, recipes developed by Michelin Star chefs, guides to local restaurants, and networking with other chefs and food enthusiasts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily recognizes revenue via monthly subscriptions. Sales of recipes through the Company's mobile application are recognized at the time of purchase.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2018 and 2018.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $25,398 and $43,889 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense ratably over the requisite service period.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, tax returns for years 2016 through 2018 remain open to potential examination.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2018, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2018	2017
Deferred tax asset:		
Net operating loss carryforward	$ 53,961	$ 33,426
Intangible asset	33,243	15,745
Total deferred tax asset	87,204	49,171
Valuation allowance	(87,204)	(49,171)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic business entities for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liabilityclassified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 12, 2019, the date these financial statements were available to be issued.

During November 2019, holders of two convertible notes totaling $125,000 plus all accrued interest, were converted into 705,229 shares of common stock.

In May and November 2019, the Company issued one and two convertible promissory notes, respectively, for cash proceeds totaling $78,000. The notes carry interest of 5% per annum and become due upon demand of the holder after December 1, 2020.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $427,859 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2018	2017
Mobile smartphone application	$ 149,555	$ 149,555
Accumulated amortization	(59,248)	(29,337)
Intangible assets, net	$ 90,307	$ 120,218

Amortization expense for the years ended December 31, 2018 and 2017, was $29,911 and $29,337, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. During the years ended December 31, 2018 and 2017, shareholders advanced funds of $25,437 and $14,585, respectively. At December 31, 2018 and 2017, the amount of shareholder advances outstanding is $160,061 and $134,624, respectively, and are recorded under 'Advances – related party' on the balance sheets.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2018 and 2017, the Company issued convertible promissory notes for cash proceeds of $100,000 and $140,000, respectively. The notes become due-on-demand on December 1, 2018. The notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common or preferred stock, the note principal and accrued interest will be automatically converted into the type of share of the Company issued as part of the financing at a price of the lower of 80% of the price paid for preferred stock as part of the $2,000,000 purchase, or 1.25% of the total outstanding securities of the Company.
2. Upon the Company receiving cash of less than $2,000,000 for the sale of the Company's common or preferred stock, the holder will have the right to convert note principal and accrued interest at the holder's discretion, at a price equivalent to that which would have been allowed under a financing pursuant to item #1 above.
3. Upon maturity, holders may elect at any time to convert the security to common or preferred shares of the Company based on a valuation of $20,000 for 1% of outstanding shares.

The Company recognized interest expense of $13,125 and $4,550 during the years ended December 31, 2018 and 2017, respectively.

NOTE 6 – COMMON STOCK

At both December 31, 2018 and 2017, the Company has 13,000,000, $.001 par value, shares of common stock authorized, with 9,756,098 shares issued and outstanding. During the year ended December 31, 2017, 292,683 shares of common stock were issued in exchange for services valued at $1,500. There were no common stock transactions for the year ending December 31, 2018. The Company does not currently have an authorized class of preferred stock.

NOTE 7 – OTHER INCOME

During the year ended December 31, 2018, the Company participated in a crowdfunding round via Indiegogo. A portion of the funding received was not related to the purchase of services from the Company, and as such, the Company received funds of $3,629 that was recorded as other income on the statements of operations. There was no similar crowdfunding round in the year ended December 31, 2017.

NOTE 8 – OPERATING LEASES

During the year ended December 31, 2017, the Company leased office space in Paris, France for a four-month period ended December 2017. The lease called for four equal monthly payments of €4,000 (approximately $3,300).

In November 2017, the Company entered into a lease agreement for office space in Paris, France. The lease calls for equal monthly payments of €1,500 (approximately $1,200) and terminated October 2018. The lease has a one-year extension option that was exercised during 2018, extending the termination of the lease period until October 2019. The minimum lease payments to be made for the year ended December 31, 2019 is €15,000 (approximately $12,000).

During the years ended December 31, 2018 and 2017, the Company recognized rent expense of $20,133 and $18,933, respectively, which is recorded under 'occupancy costs' on the statements of operations.

EXHIBIT C
PDF of SI Website



This presentation contains offering materials prepared solely by ForTrueFoodiesOnly
assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this prese
forward-looking statements and information relating to, among other things, the com
and strategy, and its industry. These statements reflect management's current views
events-based information currently available and are subject to risks and uncertainti
company's actual results to differ materially. Investors are cautioned not to place und
forward-looking statements as they are meant for illustrative purposes and they do n
guarantees of future results, levels of activity, performance, or achievements, all of w
Moreover, no person nor any other person or entity assumes responsibility for the a
completeness of forward-looking statements, and is under no duty to update any su
conform them to actual results.

Copyright 2019 For True Foodies Only Inc.

〈　　〉　　　　　　　　　　　　　　　　　　　　　　　DOWNLOAD

Invest in True Foodies

Culinary hub with video cooking lessons by Michelin starred chefs, recipes, perks and more for food and wine lovers.

Edit Profile

$1,000	**Crowd Note**
Minimum	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

True Foodies is accepting investments for an Offering under Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. The contents of the Highlights, Term Sheet sections have been prepared by SI Securities, LLC ("SI Securities") and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by True Foodies without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Company Highlights

> Daniel Boulud, Yannick Alleno, and over 400 of the best chefs in the world are on the platform

> Video cooking classes taught by Michelin starred chefs and professors from top global culinary schools

> Digital recipes from top chefs like Mauro Colagreco (#1 on World's50Best)

> Monthly segment on France 24 English TV on French cuisine and cooking

> Winner of the prestigious Best Concept Award by Le Cordon Bleu Paris

Fundraise Highlights

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Offering Type: Side by Side Offering

The culinary hub for fine dining lovers with over 400 top chefs sharing their expertise and pioneering a new generation of culinary education.

True Foodies is an award-winning online platform with video cooking lessons, recipes, chefs, restaurant recommendations, wine, culinary news and content - everything for the true foodie and the culinary industry in one place.

We aim to disrupt the culinary education industry via technology-driven solutions to reach new customer bases. We are providing more affordable and more accessible high-quality cooking courses than currently exist. Other innovations will be: "Top Chef World Tour" by famous chefs around the world, each chef presents video lessons of 3 to 4 recipes from their kitchen; "Chef Chat" for student feedback; and live cooking events.

- Video cooking courses are produced by Michelin starred chefs from the best culinary schools and restaurants in the world. They make for a highly scalable growth model. We are developing fully owned income-generating assets – video cooking classes – with long life and low up-front costs.

Already over 100 digital recipes from top global chefs are available on the platform as single recipes, by subscription or as Bite Books™ of 5 recipes. A great opportunity for chefs to get exposure and foodies to get insider knowledge and exclusive recipes.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

- "Table Tonight" last-minute cancellation saver lets restaurants send notifications with special offers to foodies nearby for a small fee to fill their empty tables. It saves restaurants from losing money on no-shows and gives foodies offers (a glass of champagne, 15% off) at restaurants they love. It is a win-win solution eliminating last-minute cancellation costs and offering valuable perks and extras.

We have built a trusted community of high-end consumers ready to spend on luxury goods and services and attractive for advertisers and partners.

Simply put True Foodies leverages multiple revenue streams by creating a culinary ecosystem benefiting all parties involved.



Gallery

Learn How to Cook like a Professional Chef



True Foodies Online Culinary School - courses available at TrueFoodies.com and in the app.

Media Mentions









FRANCE 24 | LE CORDON BLEU PARIS | TechCrunch | ChicagoInno

The Team

Founders and Officers



Tadeusz Kolodziejczyk
PRESIDENT

Cordon Bleu chef with Michelin star restaurant experience, international culinary knowledge, strong network of chefs, restaurants, sommeliers, and culinary institutes. A born entrepreneur, Tadeusz has been creating businesses his whole life, starting with one of the first private businesses in Poland after the fall of communism. His other passion is cooking and he followed his dream to attend Le Cordon Bleu in Paris in 2008, receiving the Diplome de Cuisine and subsequently honing his skills at a number of Michelin starred restaurants before opening his own catering business 5th Floor Cuisine. Now he has brought all of his passions and skills together to launch True Foodies.



Joanne Carter
CMO

Joanne combines a strong international business background with entrepreneurial experience and a track record of success. Formerly Sr. Director of Global Marketing for McDonald's Corporation, Joanne is an expert at leading brand strategy and innovation internationally to achieve results. Her MBA, extensive experience in the restaurant industry and global perspective bring a fantastic combination of skills to the True Foodies team. Her career accomplishments include the launch of a digital app strategy - Happy Studio - across 42 markets for McDonald's, subsequently adopted globally. She also championed the introduction of fruit and veg options to the Happy Meal and the Happy Meal book program. As part of the 1st True Foodies Restaurant Awards 2018, she pioneered the 1st ever Global Restaurant Diversity Award, highlighting a restaurant that is working to promote women and/or minorities in their staff and championing diversity. As a side dish, Joanne is married to a Cordon Bleu Chef.



Todd Masilko
FOUNDING PARTNER, CREATIVE TECHNOLOGIST

Specialist in Interaction Design and product development, Instructor of Interaction Design at Art Center College of Design, Owner Protostudio, Previously Director of Creative for Disney Mobile. Todd brings a wealth of knowledge and experience in app UX/UI and design to the team ensuring the app is user friendly and delivering on customer expectations.



Tomo Ogino
BRAND DESIGNER

Branding/Communication Designer, Founder Tomo Ogino Design, Art Centre Designer Wall of Fame. Tomo brings her expertise in brand design to the team ensuring the look and feel of the app and all communications are true to the brand and delivering the right quality and experience for our users.

Notable Advisors & Investors

 **Chris Renaud**

 **Sara & Jean-Francois Rouviere**

 **Michael Carter**

 **Meena & Nicolas Krantz**

Sterling Bay

 **Jeff Doiron**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Minimum investment:	US $1,000

Key Terms

Security Type:	Crowd Note

Additional Terms

Closing conditions:	While True Foodies has set an overall target minimum of US $0 for the round, True Foodies must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to True Foodies's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised



- Product Development
- Operations
- Sales & Marketing
- G & A

Investor Perks

Investors from $1000 get a True Foodies market bag and a one year VIP subscription on True Foodies.

In addition to the above, investors from $5000 get a lifetime VIP subscription on True Foodies and a True Foodies apron.

In addition to the above, investors from $25000 get a tasting menu/menu degustation lunch or dinner for two at any restaurant in the True Foodies restaurant guide (alcohol, lodging and transport not included).

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Round Size	US $290,000
Closed Date	Mar 30, 2018

Market Landscape



Online Education Market size and growth based on figures from Forbes, elearningindustries.com, Knowledge Sourcing Intelligence LLP

Cooking and all things culinary are hugely popular. Celebrity chefs are big business. Online learning is now mainstream and is a massive market of $190 bn USD and growing at over 10% per annum. Online learning platforms such as MasterClass, Coursera and Udacity all have revenues around $100 mln/year and valuations over $1 bn.

There are 30,000 culinary school graduates in the US annually and over 2 mln culinary professionals. However, traditional culinary school is expensive. A Grand Diplôme from Le Cordon Bleu lasts 9 months and costs $52,500 USD. US culinary school tuition ranges from $3k to $20k. On the other end of the spectrum, free platforms like Tasty are fun but have no real educational value.

In a survey of our community of foodies, we found that a full 82% of them had thought about going to culinary school. What was stopping them? 33% said it was too expensive, 33% had time limitations and 18% had no school nearby. A full 48% said they were interested in video cooking courses. The market opportunity is clear: affordable, accessible, professional online courses.

According to Knowledge Sourcing Intelligence "The global online education market is projected to witness a CAGR of 10.26% ... to reach a total market size of US$286.62 bn by 2023." Furthermore, Forbes predicts the market will be $325 bn in 2025.

Another market we will tap into is last-minute cancellations at restaurants. No-shows cost the restaurant industry in the UK alone over $20 bn USD/year. Globally we estimate the losses at over $200 bn/year. Online reservation platforms make it easy for customers to make multiple reservations and not bother to cancel. Restaurants are willing to give incentives to customers to come at the last minute and fill those tables. We believe this market could be worth over $2 bn USD globally in the fine-dining segment alone.

Risks and Disclosures

True Foodies faces competition from other companies in the online culinary education space. Existing companies that engage in the online cooking courses business or are within the culinary education space could introduce new or enhance existing products. If True Foodies is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact True Foodie's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for True Foodies to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the online cooking courses space. Additionally, the product may be in a market where customers will not have brand loyalty.

Currently, 25% of the Company's revenue is from the United States, which may exacerbate fluctuations in financial performance. The Company is subject to risks of doing business internationally, including but not limited to volatility in currency exchange rates. Fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies could impact the Company's expenses. [At this time True Foodies does not, but we may in the future, enter into derivatives or other financial instruments to hedge foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on their results of operations.]

The Company may not have accurately forecast demand for its product. The company may need to start closing a significant number of customers in order to reach their sales goals. [This may be a very manual effort because of the low cost of their product and the freemium model in place at this time.] There is the risk that the company will fail to execute on sales opportunities or not identify enough potential customers given their current success rate. The company may struggle to convert their pipeline into paying customers. The Company may find it difficult to grow its business or to survive if their actual market is smaller than expected.

True Foodies is targeting a new and unproven segment within the last-minute reservation market, which introduces unknowns, such as potential downward impacts to expected attach rates, retention rates, and customer adoption. The Company may struggle to increase their unit sales if restaurants fail to adopt the platform or are not willing to pay an adequate price for the service.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Frequently Asked Questions

Making an Investment in True Foodies

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by True Foodies. Once True Foodies accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to True Foodies in exchange for your securities. At that point, you will be a proud owner in True Foodies.

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold. A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.
To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

What if I change my mind about investing?
Until a closing occurs, you may cancel your investment at any time, for any reason. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page by clicking your profile icon in the top right corner.

After My Investment

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now True Foodies does not plan to list these securities on a national exchange or another secondary market. At some point True Foodies may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when True Foodies either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement.

Other General Questions

What is this page about?

This is True Foodies's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity.

What are the risks of this investment?

This investment is highly speculative and should not be made by anyone who cannot afford to risk the entire investment amount. In addition to these risks, you should carefully consider the specific information and risks disclosed in True Foodies's profile.

EXHIBIT D

Investor Deck


for TRUE FOODIES only
For True Foodies Only
The culinary world in your pocket
ABOUT
VIDEO COOKING
RECIPES
RESTAURANT AWARDS
CHEESE ENCYCLOPAEDIA
Carrier
7:05 PM
for TRUE FOODIES only
NEW
Joanne Carter
Red Mullet with Spring Vegetables
Chef Christian Constant just joined True Foodies.
CHEF Ted Kolodziejczyk
A perfect pair
Dinner at Les Belles Perdrix de Troplong-Mondot
Todd Masilko
Delicious amuse bouches!
Gougères au saumon

This presentation contains offering materials prepared solely by ForTrueFoodiesOnly Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

for
TRUE
FOODIES
only



Be THE culinary hub for fine food lovers

The global leader in online culinary and wine education:

- For beginners / intermediate / advanced
- For cooks who want to gain knowledge
- For professionals who want to improve

Partner for restaurants, chefs and their customers, maximizing profits & great experiences

Culinary mavens for those who love to learn about, experience, create and enjoy great cuisine and wine



The Solution

There is a great community of fine food lovers out there but nowhere for them to come together – until now

"I want to know more about my favorite chefs and restaurants"

Sites like Yelp & Trip Advisor are no longer trusted
"Are those people like me?"

Time for
True Foodies



82% of foodies have thought about culinary school but it is:
Too expensive
Too much time
or
Too far away

Restaurants lose up to 20% of revenues due to no-shows

A lot of top chefs' recipes aren't available, or only in physical cookbooks



The Market

$190 B

Online education market with annual growth of over

10%

59%

of Millennials cook with their smartphone



Messages 4G 16:54 69 %
Video Cooking Lessons
LANGUAGE: English
CUISINE: French
69 Video Cooking Lessons Found
Try the first lessons free!
Subscribe to see all.
French Cuisine Foundation Level
French Cuisine Foundation Level
38 Lessons
Subscribe
French Pastry

$200 B

Estimated annual cost to the restaurant industry of no-shows

$333 B

Global digital ad spend Consumers moving rapidly from physical to digital

urces: The Telegraph, Statista, publishersweekly.com, Socialpilot.co, emarketer.com

PRIVATE & CONFIDENTIAL — NOT FOR DISTRIBUTION



The Community



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Chefs
Profiles
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Sell Recipes
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Restaurants
Promotions
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Awards



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Social
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{ for TRUE FOODIES only }

Key Features - Video Cooking

Video cooking classes taught by **professors from the best culinary schools and top chefs**.

Around the world cooking tour with **video techniques and recipes** from famous awarded chefs.

Courses **professionally built** to take students from beginner to advanced.

Chef Chat will let you chat with our professor chefs to get feedback and ask questions about your cooking course.

Cook live with famous chefs during our live streaming events.

High quality.
Affordable.
On your own time.
In your own kitchen.



Cooking Courses

Top Chef World Tour





Japanese



Wine & Pairing



Italian Cuisine



French Intermediate & Advanced Pastry & Cuisine





Key Features – Digital Recipes

For Bistro lovers


RECIPE
Pot-au-Feu with Beef Cheeks
by
CHEF Christian Constant
for TRUE FOODIES only

Christian Constant of
Le Violon d'Ingre
Michelin star
Judge on Top Chef

Pastry


RECETTE
Tarte soufflée au chocolat
Guanaja 70%
de
CHEF Michel Roth
for TRUE FOODIES only

Michel Roth
Bayview
MOF (Meilleur
Ouvrier de France)
Michelin star

Beginners


RICETTA
Gnocchi di patate mantecati al burro
d'alpeggio, Bagoss, spugnole
e profumo di foresta
dello
CHEF Sabino Fortunato
for TRUE FOODIES only

Sabino Fortunato of
Il Gallo Cedrone
Michelin star

Advanced


RECIPE
Lièvre à la royale
by
CHEF Mauro Colagreco
for TRUE FOODIES only

Mauro Colagreco of
Mirazur
3 Michelin stars
#1 Worlds50Best

Digital Recipes & Bite Books :

Recipes from over 35 chefs including famous Michelin star chefs

Single recipes, or Bite Books™ of 5 recipes

Purchase single recipes or subscribe for VIP access to all recipes

10,000 recipes downloaded to date

Key Features – Table Tonight



Free 4G
11:25
86 %
HOT
Special Offer from Daniel
Please join us tonight at Daniel for...
Culinary Icon
Awarded by: The World's 50 Best
CUISINE
French
PHONE
1 212 288 0033
ADDRESS
60 E. 65th St. , New York, NY
8
WEB
352
Special Offer from Daniel
Please join us tonight at Daniel for dinner at 7pm. Enjoy 2 complimentary glasses of Champagne.
Table for 2

No more no-shows:

Restaurants lose up to 20% of their business from no-shows.
Table Tonight will let them **fill those last-minute empty tables** by sending customized promotions to foodies nearby with just a few taps.

Great deals for customers:

Foodies get personalized promotions from their favorite restaurants nearby. A glass of champagne, 15% off or a free dessert just for coming in at the last minute.

It's a true **win-win** for foodies and restaurants



Chefs & Foodies love it

Strong Community:



100k app downloads
Over 10,000 Chefs, 400 with Michelin stars
Celebrity chefs like Daniel Boulud, Yannick Alléno, Mauro Colagreco, Julien Royer
Social community of over 350,000 foodies

Global reach:

Strongest markets US, UK, France, Brazil, Italy
Available in 155 markets, 8 languages.

for TRUE FOODIES only

Restaurants love it too

True Foodies Restaurant Awards:

Our annual restaurant awards generate excitement and exposure among the restaurant community.













thehestonblumenthalteam
for TRUE FOODIES only
This certificate is awarded to
The Fat Duck
Winner of the True Foodies Restaurant Awards
TOP 10 FINE DINING RESTAURANT 2018
In recognition of an exceptional fine dining experience 2018
as selected by True Foodies users and fans
Tadeusz Kolodziejczyk
President
Top Destination
September 29, 2018
Paris, France
Liked by grant_achatz, truecooks and 6 099 others
thehestonblumenthalteam We are very honoured to be recognised as one of the great dinning experiences as chosen by Foodies and Chefs from

chefkirk_w 10h
Thank you very much
@FORTRUEFOODIESONLY
for TRUE FOODIES only
This certificate is awarded to
JAAN
Winner of the True Foodies Restaurant Awards
TOP 10 FINE DINING RESTAURANT 2019
ASIA PACIFIC/MIDDLE EAST/AFRICA
In recognition of an exceptional fine dining experience 2019
as selected by True Foodies users and fans
Tadeusz Kolodziejczyk
President
October 10, 2019
Paris, France
JAAN BY KIRK WESTAWAY
Add This to Your Story
Send Message

Congratulations
to the whole team!
@_SI.LVIA_
@AKIALOS
@MA.RCO.SI
@GABRIELE.FATTIZZO
@PRIMORESTAURANTLECCE
Winners of the 1st
True Foodies
Restaurant Diversity
Award

Traction

Advertisers:

Pernod Ricard campaign for Wine Club Envero, **Prestigious** travel agency campaign. In discussions with other great brands such as **Grana Padano, Tattinger** champagne, **Le Nouveau Chef** chef's clothing, **Frerejean Frères** champagne

France24 TV – Monthly cooking segment showcasing video cooking classes

Recognition:

Awarded Best Concept by
Le Cordon Bleu Paris









Strong Growth

2017: Launched Beta version of app 2017
500 restaurants
50 Top Chefs
400 Chefs
2,000 Downloads
1,000 Subscribed users

2019: iOS App & web - TrueFoodies.com
2,700 restaurants
450 Top Chefs
10,000 Chefs
100,000 Downloads
45,000 Subscribed users
Social community over 350,000







In a Sweet Spot vs Competitors



Quality Cooking Education
Top chefs
Expensive &
Inconvenient
Affordable &
Convenient
"Easy Recipes"
LE CORDON BLEU PARIS 1895
THE CULINARY INSTITUTE OF AMERICA
FERRANDI
L'ÉCOLE FRANÇAISE DE GASTRONOMIE
PARIS
ROUXBE
MASTERCLASS
for TRUE FOODIES only
ACADÉMIE DU GOÛT
The New York Times Cooking
epicurious
TASTY
YouTube





Team True Foodies: The right skills & strong experience





for TRUE FOODIES only

Tadeusz Kolodziejczyk
Founder, CEO

Cordon Bleu chef with Michelin star restaurant experience, international culinary knowledge, strong network of chefs, restaurants, sommeliers, culinary institutes, serial entrepreneur starting one of the first private businesses in Poland in 1988



Joanne Carter
Co-Founder, CMO

Extensive global management and marketing experience with, McDonald's including head of family business for Europe, then global. Pioneered digital app strategy & launch across 42 markets. Launched and sold e-commerce platform in Poland in 2000



Todd Masilko
Creative Technologist, Founding Partner

Specialist in Interaction Design and product development, Instructor of Interaction Design at Art Center College of Design, Owner Protostudio, previously Director of Creative for Disney Mobile



Tomo Ogino
Brand Design

Branding/Communication Designer
Founder Tomo Ogino Design
Art Centre Designer Wall of Fame



Jeff Doiron
Advisor

President, Quanta. Founding Partner Fuel Industries global digital & creative agency.
App design, development, launch for both own apps and large clients

Developer Team - India

people

Brand ambassadors
Italy, Spain, France, North America, Japan



Part of:

Figueres Food Talent
EU backed accelerator for Food Start-ups

Members of:

1871
Chicago's tech start-up incubator

STATION F
The world's biggest start-up campus. Paris, France

Revenue Sources & Projections



Pay per View 3%
Advertising 5%
Restaurant Promotions 10%
VIP Pass Subscriptions 82%

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



$163,028
$1,646,608
$13,419,367
$80,470,824
2020
2021
2022
2023



Free
18:23
72 %
Annual Pass
for
TRUE
FOODIES
only
Annual Pass
Get access to all cooking courses as they become available plus over 50 recipes and Bite Books™ from Top Chefs. Try it for one month or save by getting the VIP annual pass.
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for TRUE FOODIES only
For True Foodies Only
The culinary world in your pocket
ABOUT VIDEO COOKING RECIPES RESTAURANT AWARDS CHEESE ENCYCLOPAEDIA
Thank You!

EXHIBIT E
Video Transcript

Exhibit E – Video Transcripts

Learn How to Cook like a Professional Chef
https://www.youtube.com/watch?v=q-U9KDcNVvc

[music]
[no voiceover]
[words on screen read]:
Learn to cook like a Chef
Professors from the best culinary schools
French Pastry & French Cuisine courses
Easy to follow videos
With printable step-by-step instructions
Professional knife techniques
Stocks & sauces
Full recipes of classic French dishes

For True Foodies Only
https://www.youtube.com/watch?v=FoECCjxed2o&feature=emb_title
[music]
[no voiceover]
[words on screen read]:

The culinary world in your pocket
Chefs from all over the world share moments from the kitchen
Buy digital recipes from top chefs
Share and save your best food & wine pairings
See your favorite Chef's Top 10 restaurants and wines
Eat where your favorite chefs recommend, at over 3000 restaurants around the world
Over 2300 wines with ratings, and recipes to pair
See posts from your favorite chefs and foodies … and share your own
The most prestigious culinary app in the world
Best Concept 2017 from Le Cordon Bleu Paris
The culinary world in your pocket

True Foodies Co-Founder back on France 24 - this time talking about the amazing Croquembouche
https://www.youtube.com/watch?v=hSVckNDXjAw&feature=emb_title
Host: June is traditionally wedding month around the world and the same is true here in France and one of the highlights of any French wedding is its incredible wedding cake made out of a pyramid of puffed pastries. We're here to tell us a bit more about that today's Joanne Carter, the founder of TrueFoodies. Hi, Joanne, this is incredible. I have something like that at my own wedding. What is it? Talk us through.

Joanne: Well this is a kind of mini version of the croquembouche, which is the French, the most popular French wedding cake, and it is spectacular. It's basically a mounted pyramid or cone made of made out of choux pastry puffs, which are filled with pastry cream.

Host: Choux of course meaning cabbage, in French, little cabbages…

Joanne: and then it's bound together with caramel and then after that you can be drizzled with chocolate sauce or surrounded by spun sugar. It's usually decorated with flowers or fruit or even sometimes Macarons, so it's an amazing thing, and what's interesting about it is it's very popular in the UK and Italy as well, where it's known as croquembouche but if you talk to a French person they won't know what a croquembouche is.

Host: I never heard that term before

Joanne: yeah it's the English term, but it's a French word. So what happened is croquembouche did exist in 19th century French cookbooks, and it literally means something that crunches in your mouth, but for some reason the term just never made it into the 20th century in French. So in France, this cake is known as a piece monte, which is a mounted piece.

Host: Piece Monte you have it at almost every French wedding; where did… where did it come from, what's the story?

Joanne: So we'd all started with the pata choux, or choux pastry, which is the base of many, many French desserts and actually pata choux was created by the court of Catherine de Medici when she came to France to marry king henry ii in the 16th century. So she was Italian, and she brought a lot of Italian chefs with her and one of them by the name of Pantorelli is credited for making the very first choux pastry puff, and amazingly Catherine de Medici is credited with bringing a lot of foodie things to France, including the introduction of the fork in dining, as well as products like lettuce, parsley, pasta, and even truffles so she sometimes called the foodie queen, because of that.

Host: … and as you're speaking we can see a profiterole which is the chocolate version of this puff pastry, but tell us a bit more about how the pastry itself is made.

Joanne: so choux pastry starts out by being a mix of salt, sugar, water, milk, and butter and then that's all heated up until the butter dissolves really well. The next step is to add flour, stirring and cooking on and off the heat as you'll see, and then the final step is to add in the eggs very gradually, continually stirring, and adding more egg mixture in. And this may look rather simple as we see it on the on the screen, but in fact it's quite a difficult recipe to get right, because you need to get the exactly correct texture for the choux pastry. It has to be a little bit elastic. And if you don't get the correct texture, then when you put your choux pastry puffs into the oven and bake them, they don't really puff, they stay kind of flat, so yeah it's a little bit of a recipe that needs some practice to perfect it.

Host: and once the puff pastries are made, then what happens to make this?

Joanne: So then they are filled with pastry cream, which is another ingredient in many desserts in France. It's usually vanilla flavored, but you can vary the flavor as you like, and then the construction begins.

Host: All right let's come back to the croquembouche-- who created it?

Joanne: the croquembouche so Antonin Cathine who, was the kind of celebrity chef of his day actually created and popularized the croquembouche in the 1700s. So he was a very interesting fellow, he actually studied architecture and because of that, he was fascinated by creating structures out of pastry, and interestingly at the time when he was around, the most popular cake that he had made was in the shape of a Turkish hat, the Fez .

Host: Well it's, and this is such an incredible structure, the big question… I know this is a question we had at our own wedding is -- how do you cut that?

Joanne: Not so simple right? Actually traditionally, the bride and groom would lop the top off with the groom's sword…

Host: … and then have to have your sword of course

Joanne: … and then the pieces would be caught in a tablecloth held by the bridesmaids, but of course nowadays people choose normally to use just a long knife, not a sword, and the way you are recommended to cut it is really to start with a horizontal cut, about four pastry puffs down; on a larger one, four pastry puffs down works fine, and then start cutting vertically around the pastry puffs because you don't want to cut through them and then one serving is four puffs.

Host: Well now that we know how to do it we're gonna have to dig into it, so I'm looking forward to doing that! Thank you so much Joanne Carter for coming in to and of course, the founder of TrueFoodies talking to us about the croquembouche. Now if you want to learn how to make the choux pastry, profiteroles or any of the other recipes that Joanne was mentioning you can always check it out on their website truefoodies.com. Thank you so much.

Joanne: thank you

How to make Hollandaise Sauce?
https://www.youtube.com/watch?v=xL7fASaQtOc&feature=emb_title
[music]
[no voiceover]
[words on screen read]:

3 egg yolks
Water 45ml
Calarified butter 180g
Learn culinary techniques at TrueFoodies.com
Salt
The culinary world in your pocket

Top Chef World Tour Mood Video
https://www.youtube.com/watch?v=4pc2Yrv7iS4&feature=emb_title
[no music]
[no voiceover]

True Foodies Top Bistro Award 2018 winner - Les Cocottes!
https://www.youtube.com/watch?v=40wq8cAOKIg&feature=emb_title
00:00 Hi TrueFoodies – here we are with the president of TrueFoodies, here on Rue Saint Dominique
00:05 a beautiful …. Of Paris and we're here to present top Bistro to Chef Christian Constant
00:09 cent cinquante ans que je suis dans une
00:15 france en crise et astucieux
00:17 wayne toussaint
00:20 en 2010 les cocottes ya 30 ans catherine
00:38 et oui toujours bonjour bonjour bonjour
00:41 chers on voit ça ça va envie de vous
00:45 revoir sur la cegos avoir chef
00:49 je suis très fier vous dit que les
00:53 cocottes gagner les meilleurs prix dans
00:58 tout le monde est aux bistrots
01:00 c'est alors oui vous pouvez ou vers les

01:04 bons coups mais s'il ya dans le monde
01:06 entier
01:06 naomi s'il vous plaît vous est ouvert je
01:09 vais recevoir un prix d'être le meilleur
01:16 du monde
01:17 c'est quand même ça fait rêver ça puisse
01:20 corroborer les cuisines en croco si le
01:22 brésil simple c'est le cuisine
01:24 conviviale chacun chaque plat sur lui
01:28 jeter dans une cocotte apporter aux
01:29 clients
01:30 c'est un concept qui marche bien la
01:32 preuve des champions et voilà merci
01:35 beaucoup mais c'est ça très sympa parce
01:37 qu'elle passe que dans toute la foule
01:39 10ème bien vos félicitations c'est
01:45 vraiment ça la c1 c'est quoi vrai des
01:48 secrets des cocottes ici ben c'est
01:52 success le succès je pense que c'est une
01:55 usine qui est qui est fait avec amour
01:57 des gens ont choisi de mon produit
01:59 valhardi des produits de saison donc ça
02:02 mijote c'est convivial c'est une cuisine
02:05 de partage une cuisine où on peut manger
02:08 au bar entre amis c'est pas y'a pas de
02:11 réservation les gens arrivera très m et
02:15 hasard les fiers d'avoir c'est surtout
02:17 le l'équipe aussi qui est importante il
02:20 ya de jolis équipes en salle il ya de
02:23 bons cuisiner que chef n'a rien de
02:25 symbolique et et je suis fier
02:27 aujourd'hui que résultat est que les
02:29 cocottes traverse et pas se pourrait que
02:33 paris on a été sélectionné le meilleur
02:36 on reçoit aujourd'hui j'en suis prédire
02:39 où arrivait le crissement la mi janvier
02:41 au mali
02:41 viva la cuisine et moi je vous dis aussi
02:45 les niveaux dgo ici c'était top
02:51 et c'est peut-être aussi les effets avec
02:53 sa mère 6-1 6-7 interrompant les
02:57 citations